FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

“Robert Pirooz”

Dated:

Dec.8, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES NOR FOR DISSEMINATION IN THE U.S.

For Immediate Release Trading Symbol: LUM – TSX Venture Exchange	Source: Lumina Copper Corp.

Lumina Announces Financing

Monday December 7, 2003

VANCOUVER, BRITISH COLUMBIA--Lumina Copper Corp. ("Lumina") announces that it has entered into an agreement with a syndicate of underwriters led by Haywood Securities Inc. and including McFarlane Gordon Inc. and Northern Securities Inc., pursuant to which the underwriters have agreed to purchase 1.9 million units of Lumina on a bought deal basis, at a price of $4.25 per unit for aggregate proceeds of $8.075 million.  Each unit consists of one common share and ½ of one share purchase warrant.  Each whole share purchase warrant will be exercisable by the holder to acquire one common share of Lumina at a price of $5.50 for a period of 24 months subject to the right of Lumina to accelerate the expiry if its common shares trade above $7.00 for ten consecutive trading days. Lumina has also granted the underwriters a “greenshoe option” which allows the underwriters to increase the size of the financing by up to 600,000 units for and additional $2.55 Million on the same terms and conditions up to 48 hours prior to the closing of the financing.  The financing is schedule to close January 8, 2004 and is subject to certain conditions including satisfactory due diligence and regulatory approvals. The net proceeds of the financing will be used to fund current projects, acquisitions, and general working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S under the 1933 Act) absent registration of the securities or an exemption from registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America.

LUMINA COPPER CORP.

Anthony Floyd, President

Contact:

Lumina Copper Corp.
Anthony Floyd or David Strang
Phone: (604) 687-0407
Fax: (604) 687-7041
Email: info@luminacopper.com
Website: www.luminacopper.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.